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                              October 25, 2023

       Brian M. Bonnell
       Chief Financial Officer
       ICU Medical, Inc.
       951 Calle Amanecer
       San Clemente, CA 92673

                                                        Re: ICU Medical, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Form 10-Q for the
quarterly period ended June 30, 2023
                                                            Form 8-K dated
February 27, 2023
                                                            File No. 001-34634

       Dear Brian M. Bonnell:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Consolidated Financial Statements
       Note 1. Revenue Recognition, page 73

   1. We note you estimate variable consideration related to rebates, chargebacks and product returns. Please provide
in future filings the qualitative and quantitative information about the significant
judgments and changes in judgments that significantly affect the determination of your
transaction price, as set forth in ASC 606-10-50-1(b), 50-17(b), and
                                                        50-20(a). Please
provide us any intended revisions and the calculations used to determine variable consideration
for the periods presented.
       Form 10-Q for the quarterly period ended June 30, 2023

       Liquidity and Capital Resources, page 49

   2. You set forth in your disclosure "during the six months ended June 30, 2023, our cash and
 Brian M. Bonnell
ICU Medical, Inc.
October 25, 2023
Page 2
         cash equivalents and short-term investment securities increased by $15.3 million from
         $213.0 million at December 31, 2022 to $197.7 million at June 30, 2023. This increase was primarily due to cash generated from operations." We note, however, you experienced a decrease during that time frame. Please correct your discussion in future filings.
3. You disclose that "net income plus adjustments for non-cash net expenses contributed
         $151.7 million." Please tell us whether you consider this reference a non-GAAP measure and how you arrived at this determination. Please provide us any intended revisions to your disclosure, as applicable. Refer to Item 10(e) of Regulation S-K. Form 8-K dated February 27, 2023

Exhibit 99.1
Use of Non-GAAP Financial Information, page 6

4. Please describe for us in further detail the "quality system and product-related remediation" costs and the "quality and regulatory initiatives and remediation" costs incurred during 2022 and 2023, and explain to us how you have considered Non-GAAP
         Financial Measures Compliance & Disclosure Interpretations 100.01 as part of making an adjustment for these costs in determining your non-GAAP measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.



                                                              Sincerely,
FirstName LastNameBrian M. Bonnell
                                                              Division of
Corporation Finance
Comapany NameICU Medical, Inc.
                                                              Office of
Industrial Applications and
October 25, 2023 Page 2                                       Services
FirstName LastName